SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F  ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___  No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on November 8, 2010 and November 9, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: November 30, 2010	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS LIMITED DECLARES INTERIM CASH DIVIDEND

HONG KONG – November 9, 2010 -- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared an interim cash dividend of $0.08 per share on the company’s common stock.  The dividend will be paid on December 24, 2010 to shareholders of record on November 19, 2010.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong, with manufacturing facilities in Shenzhen in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are  forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

# # #

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS STRONG FISCAL 2011 SECOND QUARTER RESULTS
Sales Climb 50 Percent; Net Income Up Sharply

HONG KONG — November 8, 2010 — Highway Holdings Limited (Nasdaq:HIHO) today reported strong results for its second fiscal quarter ended September 30, 2010, reflecting an improved business environment among its major customers and new business gains.

Net income for the 2011 fiscal second quarter increased to $410,000 or $0.11 per diluted share, from $139,000, or $0.04 per diluted share, a year earlier. Net sales for same period climbed 50 percent to $7.8 million from $5.2 million a year earlier.

Net income for the first half of fiscal 2011 was $ 454,000, or $0.12 per diluted share, compared with net income of $3,000, or $0.00 per diluted share, a year earlier. Net sales for the six-month period jumped 45.3 percent to $14.3 million from $9.8 million a year ago.

“Results for the quarter and first half of fiscal 2011 reflect a greatly improved business environment, with increased order flow from existing and new customers,” said Roland Kohl, president and chief executive officer.

Despite a significant increase in both net sales and net income, Kohl stated that net income could have been higher. He noted that operating income for the quarter was $167,000, or approximately two percent of net sales, due to a 60 percent increase in labor costs, most of which had not yet been passed through to customers under terms of existing contracts. Under terms of many of the company’s OEM contracts, prices are adjusted quarterly to reflect increases in raw material and employment costs. Kohl added that the company’s strong sales gains for the quarter were not sufficient to offset these sharp labor and personnel cost increases. “We anticipate operating income will improve in future quarters as these higher labor costs are passed through as price increases to our customers,” Kohl said. He said that prior initiatives designed to reduce dependency on certain labor processes through assembly automation and robotic manufacturing technology helped to partially offset the higher labor costs in the quarter.

Kohl noted further that investments in automation systems and the initial start-up costs associated with manufacturing of a recently announced order for protective mobile phone cases also impacted cost of sales, as well as selling and general administrative expenses in the second quarter.

Highway Holdings Ltd.
2-2-2

“Once manufacturing of the protective mobile cases ramps up and reaches projected levels, we will be better able to absorb certain costs and realize better efficiency. This, combined with projected higher sales, should contribute to enhanced profitability in the second half,” Kohl said.

 Selling, general and administrative expenses increased to $1.43 million during the second quarter from $1.22 million in same quarter a year ago. The increase in selling, general and administrative expenses was the result of the increased costs associated with adding managers and technicians necessary to service the increased business -- in addition to the impact of higher wages paid to existing personnel. Kohl noted that the company has now substantially completed its consolidation of its factories in Ping Hu and He Yuan into its main facility in Shenzhen, and that the company is presently in negotiations to sell the company’s factory in Wuxi. These actions will contribute to further cost reductions in the future.

The company realized a currency exchange gain of $235,000 during the quarter, which partially offset the $257,000 currency loss incurred in the first quarter of this fiscal year – reflecting the weakening and strengthening value of the Euro compared with the U.S. dollar. For the six-month period, the company realized a currency exchange loss of $22,000 compared with a currency exchange gain of $348,000 a year earlier. Since the company does not engage in currency exchange rate hedging, the company will in the future continue to realize currency exchange gains and losses as a result of the fluctuation of currency exchange rates.

Kohl highlighted the company’s strong balance sheet, with cash and cash equivalents and restricted cash further increasing by approximately $800,000 to $7.8 million, or approximately $2.07 cash per share.

  Current liabilities at September 30, 2010 totaled $6.8 million and current assets were $17.2   million. Total shareholders’ equity at September 30, 2010 was $11.9 million, or $ 3.15 per diluted share, compared with $11.7 million, or $3.11 per diluted share, at March 31, 2010.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong, with manufacturing facilities in Shenzhen in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2010	2009	2010	2009

Net sales	$7,836	$5,219	$14,287	$9,834
Cost of sales	6,240	3,904	11,259	7,776
Gross profit	1,596	1,315	3,028	2,058
Selling, general and administrative expenses	1,429	1,224	2,558	2,397
Operating income / (loss)	167	91	470	(339)

Non-operating items
Interest expenses	(10)	(12)	(18)	(30)
Exchange gain (loss), net	235	67	(22)	348
Interest income	0	19	1	23
Other income	29	2	33	12
Total non-operating income (expenses)	254	76	(6)	353

Net income before income tax and non-controlling interest	421	167	464	14
Income taxes	19	0	32	0
Net Income before non-controlling interests	402	167	432	14
Less: Net income attributable to non-controlling interest	8	(28)	22	(11)
Net Income attributable to Highway Holdings Limited	$410	$139	$454	$3

Net Income – basic and diluted
Net Income attributable to Highway Holdings Limited	$0.11	$0.04	$0.12	$0.00

Weighted average number of shares
Basic	3,772	3,758	3,772	3,758
Diluted	3,772	3,787	3,772	3,787

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	Sep 30	March 31
	2010	2010
Current assets:
Cash and cash equivalents	$7,047	$6,279
Restricted cash	771	771
Accounts receivable, net of doubtful accounts	3,971	3,240
Inventories	4,795	3,495
Prepaid expenses and other current assets	643	507
Total current assets	17,227	14,292

Property, plant and equipment, (net)	2,173	2,051
Investment in affiliates	1	1
Intangible assets, (net)	0	8
Total assets	$19,401	$16,352

Current liabilities:
Accounts payable	$3,763	$2,389
Short-term borrowing	1,192	793
Current portion of long-term debt	294	251
Accrual payroll and employee benefits	712	542
Other liabilities and accrued expenses	846	514
Total current liabilities	6,807	4,489
Long-term debt – net of current portion	638	44
Deferred income taxes	147	147
Total liabilities	7,592	4,680

Shareholders' equity:
Common shares, $0.01 par value	37	38
Additional paid-in capital	11,243	11,289
Retained earnings (Accumulated Deficit)	614	461
Accumulated other comprehensive loss	(13)	(13)
Treasury shares, at cost – 37,800 shares as of March 31, 2010; and September 30, 2010 respectively	0	(53)
Total Highway Holdings Limited shareholders' equity	11,881	11,722
Non-controlling interest	(72)	(50)
Total shareholders' equity	11,809	11,672
Total liabilities and shareholders' equity	$19,401	$16,352